Exhibit 23.1

Consent of Independent Registered Public Accounting Firms
We consent to the use of our report dated 24 February 2023, with respect to the consolidated financial statements of Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited, together with their subsidiaries), and the effectiveness of internal control over financial reporting, incorporated herein by reference and to the reference to our firms under the heading “Experts” in the prospectus.

/s/ KPMG LLP	/s/ KPMG
KPMG LLP	KPMG

London, United Kingdom	Perth, Australia
5 May 2023	5 May 2023
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